EXHIBIT 4.31


                         COLLABORATION AGREEMENT BETWEEN
                     PROCHON BIOTECH AND SAVYON DIAGNOSTICS
                   FOR THE DEVELOPMENT OF PRONTO(TM) FGFR3 KIT

1. ProChon Biotech Ltd. ("ProChon") is engaged in the development and possesses the rights to certain therapeutic agents which may be utilized in the treatment of FGFR-associated cancers. ProChon is also engaged in the development of assays for the detection of specific FGFR point mutations in patients suffering from the aforementioned cancers.

2. Savyon Diagnostics Ltd, ("Savyon") is engaged in the development and commercialization of diagnostic kits for the detection of mutations in genetic diseases, utilizing its proprietary "Pronto(TM)" technology.

3. The parties have agreed to enter into a collaborative relationship whereby the parties will jointly develop and commercialize a diagnostic kit for screening and monitoring FGFR mutations in mutant FGFR-associated diseases such as cancer (the "Diagnostic Product"), under the principle terms and conditions set forth below. In the event, the Feasibility Kit Development is successful, to the extent that a test kit has been developed meeting the specifications as to its performance set forth in appendix II, attached, hereto and forming an integral part hereof, than the parties shall enter into a definitive agreement (the "Definitive Agreement") consistent with the provisions of this Agreement, within 60 (sixty) days of the end of the Feasibility Period, as defined below.

4. Over a period of 3 months beginning not later than 30 days following the signature of this Agreement (the "Feasibility Period), ProChon and Savyon agree to carry out a feasibility study and perform kit development in order to evaluate the applicability of Savyon's technology in the detection of the following FGFR3 point mutations - S249C, Y373C, S371C, S248C - in patient samples ("Feasibility Kit Development"), In the event that, on the last day of such period of 3 months, either party shall notify the other party than the Feasibility Kit Development has not in its reasonable opinion been successfully completed in accordance with the specifications set forth in Appendix II, the Feasibility Period may be extended by mutual written agreement between the parties to such extent as they shall define therein. In the event of such extension, one or more subsequent extensions may if necessary, be agreed in the same manner. However, in the absence of any such extension or should the Feasibility Kit Development not have been successfully completed by the last day of any and all such extensions, then this Agreement shall terminate automatically on the last day of the Feasibility Period (as extended, where applicable) and the respective rights and obligations, of the parties hereunder shall cease in all respects, except to the extent of any amount or amounts then accrued due and owing by one party to the other and those provisions hereof which by their terms or of their nature survive such termination.

5. During the Feasibility and Kit Development period, Period, each party shall assume the following responsibilities:

     5.1. ProChon will contribute know-how, clinical material and samples and perform a comparative evaluation of samples by genetic screening utilizing direct sequencing and SSCP in addition to the Pronto(TM) technology. ProChon will be responsible for the clinical evaluation of the kits.

     5,2. Savyon will be responsible for:

          5.2.1 Design of PCR primers,

          5.2.2 Design of primer-extension reagents.

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          5.2.3 Calibration of multiplex PCR reaction.

          5.2.4 Calibration of the primer extension reaction.

          5,2 5 Validation of prototype assay with samples of known genotypes and delivery of prototype kits for 100 tests to ProChon, for further validation.

          5.2.6 Supply of kits to ProChon for clinical studies of up to 500 tests.

          5.2.7 Providing ProChon with all documents needed for registering the kits with Israeli and Internal! mal regulatory authorities.

          5.2.8 Inclusion in the Diagnostic Products improvements in the Pronto(TM) technology as they become available.

6. In consideration for the performance of the work by Savyon as detailed in 5.2, ProChon will pay Savyon according to the following schedule;

     o $5,000 upon the initiation of the work (the date to be agreed by both parties and in any case, not later than 30 days from signature of this document). Agreement).

     o $10,000 upon successful completion of the Feasibility and Kit Development stage according to the mutually agreed upon specifications of the kit performance, as set forth on Appendix II, attached hereto as an integral part hereof. ProChon shall pay Savyon, no later than 30 days after delivery of the prototype kit, as per 5.2.5.

     o $5,000 for work to be performed by Savyon related to section 5,2.6 to be paid not later than 90 days following the order of 500 tests by ProChon. Savyon shall deliver the tests to ProChon within 45 days of receipt of order.

     6.1 Except as explicitly stipulated above, each party shall bear its own costs and expenses in the course of the Feasibility Period.

     6.2 Value added tax, if applicable, shall be added to all payments made hereunder, against receipt of a valid tax invoice.

7. Licensing, Manufacturing and Supply

7.1 With effect from the successful completion of the Feasibility kit development, Savyon hereby grants ProChon, under the terms of this agreement, a worldwide exclusive license to test, use, promote, distribute and sell products based on the Pronto(TM) technology in the field of screening and detection of mutations in FGFR3 as shall be defined in Appendix I from time to time (the "License"), with the right to sublicense provided that every such sub-license shall be governed by a written agreement consistent in all respects with the terms of tills Agreement, a copy of such agreement to be forwarded to Savyon promptly following its execution.

7.2 In consideration of the License granted by Savyon to ProChon hereunder, ProChon shall pay Savyon royalties in an amount equal to five percent 5% of the Net Sales of the Diagnostic Product by ProChon (the "Royalties"). [SEE ADDITION IN 'Net Sales' shall mean the net amount invoiced and actually collected by ProChon. or any of its Affiliates from unaffiliated third parties for sales of Diagnostic Product, less:

     1. value-added and other sales taxes.

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     2. customs and excise duties;

     3. cash, trade or quantity credits end discounts given in the normal course of trade;

     4. Freight and insurance costs separately identified on invoices,

     5. Returns for credit;

The Royalties shall be payable from the first commercial sale to the life of this agreement.

'Affiliate" shall mean any company controlling, controlled by or under common control with a party, 'control' for the purposes hereof meaning the holding of fifty per cent (50%) or more of the ordinary or common voting shares or stock of the controlled entity, whether directly or through one or more intermediary controlled companies, or the power otherwise to appoint one half (1/2) or more of the members of its board of directors.

7.2.1 In the event that ProChon shall at any time intend to sub-license any of its rights hereunder with respect to the Diagnostic Product, it shall before contracting with any third panty to that effect first negotiate and enter into with Savyon an agreement concerning the compensation to which Savyon will be entitled by reason of such sub- license. For the purpose of such negotiations, it is hereby agreed that royalties to be paid to Savyon on Net Sales of Diagnostics Product by any sub license of ProChon shall be at a rate not exceeding 4%.

7.3 Savyon will be responsible for the manufacture and supply of the kits to ProChon at the agreed transfer price (FOB) as per the following table:

        Number of Kits/order            Price per mutation US$        Kit Price (36 tests) US $
                10-49                          3.5                            504
                50-99                          2.5                            360
               100-499                         2,0                            288
                >500                           1,5                            216


7.4 ProChon commits to sourcing the kits solely from Savyon, and not (directly or indirectly) to research, manufacture, distribute or sell any competitive products. ProChon also commits to launch each product commercially within 90 days of its transfer by Savyon to manufacturing, and to achieve a level of minimum purchases, which level should be agreed upon by the parties and subject to annual review, no later than the end of October of each year. The parties agree to adjust the prices in the event ProChon's orders from Savyon exceed 5,000 kits per annum.

In case ProChon requests adaptation of the Diagnostic Product to specific mutations in particular populations and/or countries, ProChon will pay Savyon an additional $3,000 for every such mutation Should the adaptation of specific mutations necessitate the recalibration of the assay, the direct costs expected in connection therewith will be negotiated in good faith prior to the incurrence thereof.

7.5 If for any reason whatsoever, Savyon will not be able to manufacture and supply the Diagnostic Products to ProChon in the required quantities and/or within the time schedule and over a period of time as agreed upon, then Savyon shall transfer to ProChon the appropriate manufacturing technology and know-how related to the Diagnostic Products (collectively the "Manufacturing Technology"). In such case, ProChon shall be granted a license, with the right to sub-contract, to manufacture the Diagnostic Products. In order to guarantee the transfer of the Manufacturing Technology to ProChon Savyon shall disclose to an escrow agent the Manufacturing Know how upon execution of the Definitive Agreement. Should this section be invoked, ProChon must continue to pay royalties on sales of its own-manufactured Diagnostic Product.

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8. Confidentiality

All proprietary or otherwise confidential information made available by one party to the other pursuant to this Agreement including (without exception) scientific, technical and commercial information necessary or desirable for the performance hereof, shall be kept secret and confidential by the recipient thereof and shall not be used by such recipient other than in the performance of this Agreement in accordance with its terms, nor disclosed other than to directors, officers, employees and consultants of that recipient who are engaged directly or indirectly in its operations relating to the Diagnostic Products and who have been properly instructed by such recipient to maintain such information in confidence.

These obligations of confidentiality shall not apply, however, in respect of information:

     1. Which is required to be disclosed to a duly authorized governmental authority

     2. Which was already in the recipient's possession prior to disclosure hereunder, as evidenced by its prior written records;

     3. Which is now or hereafter becomes public knowledge through no fault of the recipient;

     4. is received by the recipient in good faith on a non-confidential basis from an un affiliated third party;

     5. after its disclosure hereunder is independently developed by an employee or consultant of the recipient who does so without reference to or knowledge of any such information, in a manner capable of reasonable proof by the recipient.

Each party shall take all steps as shall be reasonably necessary to ensure that its directors, officers, employees and consultants to whom it discloses any proprietary or otherwise confidential information of the other party shall not disclose such information to any unauthorized person, or use the same other than in strict accordance herewith.
These provisions with respect to confidentiality shall survive the termination of this Agreement or Definitive Agreement, whichever is later, howsoever caused, for a period of five (5) years.

9. Intellectual Property

Any and all data and results relating to the Diagnostic Products shall be sole property of ProChon. Any and all data and results relating to the Pronto(TM) technology shall be sole property of Savyon. Any discovery and other invention conceived, reduced to practice or otherwise, made solely by one of the parties will be solely owned by the respective party. Any such intellectual property made jointly by ProChon and Savyon will be owned by both parties.

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10. Warranty

Savyon warrants that the Diagnostic Products will in every case be manufactured in accordance with generally accepted good manufacturing practices, will meet their respective specifications (as defined in Appendix II) and will be free from defects in materials and workmanship.
Savyon makes no other express warranty with respect to the Products and expressly excludes and disclaims (to the extent permitted by applicable law) any and all implied warranties, including (without limitation) those concerning the merchantability of the Products or their fitness for any particular purposes or use.
ProChon undertakes to defend, indemnify and hold harmless Savyon against any and all claims, suits, proceedings, judgments, awards, settlements, liabilities, damages and expenses (including the reasonable costs of legal counsel) arising in any way out of the promotion, distribution, sale or use of the Diagnostic Products, wheresoever occurring, except to the extent that any such claims, demands, losses and/or expenses are attributable to the negligence or other wise wrongful action or inaction of Savyon, its directors, officers, employees or consultants or to the manufacture by or on behalf of Savyon of the Diagnostic Products.

ProChon shall in the same manner defend, indemnify and hold harmless Savyon against any and all claims alleging that the promotion, distribution, sale or use of the Products in any part or parts of the world infringes the patent or other intellectual property rights of any third party.
Diagnostic Products, wheresoever occurring, to the extent that any such claims, demands, losses and/or expenses are attributable to the negligence or otherwise wrongful action or inaction of Savyon, its directors, officers, employees or consultants or to the manufacture by or on behalf of Savyon of the Diagnostic Products.

11. Patents and Infringement of Third Party Rights

In the Definitive Agreement the parties shall determine the rights and obligations with respect to the preparation, filing, prosecution and maintenance of any new patents for the Diagnostic Products. In addition, the parties shall set forth their rights and obligations if the manufacture, use or sale of the Diagnostic Products constitutes an infringement of the rights of third parties.

12. Term and Termination

Subject to the provisions of Section 4, this agreement and the license granted hereunder as well as the respective rights and obligations of the parties pursuant hereto, shall be in full force and effect from the Date of this Agreement and continue with respect to ProChon's rights for 30 long as ProChon continues to exercise the License, whether directly or through its Affiliate or sub-licensees, and with respect to Savyon's rights as long as Savyon remains able to manufacture the Diagnostic Product in accordance with the terms of this Agreement. In the event that either party shall be in material breach of any of its obligations hereunder and shall fail to remedy such breach within ninety
(90) days on, in the case of the breach of a financial obligation, in thirty
(30) days of receipt of a written notice of such breach served by the other party, such other party shall be entitled forthwith, to terminate this Agreement with immediate effect by serving upon the party in default a further written notice to such effect. Notwithstanding the foregoing, this Agreement shall expire upon the execution of the Definitive Agreement.

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ProChon Biotech Ltd.                                 Savyon Diagnostics Ltd.

By: __________________                               By: __________________
Avner Yayon, Ph.D, M.D                               Nir Navot, Ph.D
Date:                                                Date:


By:__________________                                By: __________________
Shirly Kutner, Ph.D                                  Yeal Furman
Senior Vice President
Corporate Development
Date:                                                Date:

RE: Collaboration Agreement between ProChon Biotech and Savyon Diagnostics for the Development of Pronto(TM)FGFR3 Kit

The following issues related to the aforementioned agreement were discussed and agreed between the parties on January 11,2003:

     1. ProChon will transfer lo Savyon the sum of $5,000 on account of the $10,000 payment related to the successful completion of the Feasibility and Prototype Kit Development stage stipulated in clause 6 of the Agreement.

     2. Savyon hereby confirms the obligation to complete within two weeks, and in any case not later that four weeks, the final optimization of the prototype kit in order to lower the background according to acceptable standards of Savyon's Pronto Kits.

     3. ProChon's acceptance of the final prototype kit is contingent upon validation by three independent technicians at ProChon.

     4. In the case that the prototype kit will not meet the standards defined above, Savyon Diagnostics will not have the right to pursue any activities regarding said kit without a written consent by ProChon, according to the ProChon and Savyon collaboration agreement.




 PROCHON BIOTECH LTD.

 By: _____________________

 Date Signed: _____________

 SAVYON DIAGNOSTICS LTD.

 By: _____________________

 Date Signed: _____________

     EXTENSION TO THE COLLABORATION AGREEMENT BETWEEN PROCHON AND SAVYON DIAGNOSTICS FOR THE DEVELOPMENT OF PRONTO(TM) FGFR3 KIT (FIBROTEST)

1. Due to unforeseen circumstances, development of the FGFR3 kit, by Savyon, has been delayed. ProChon agrees to pay Savyon an additional $4,000 for the extended development period. Thus payment will be due only if the development milestones are reached by the 10th of December 2002 and upon the delivery at ProChon of the finality (as per 5.2.6 of the original agreement).

2. Savyon expects to complete the development of the kit and deliver to ProChon prototype kits for 100 tests (four mutations per test) by the end of November 2002.

3. Savyon will provide ProChon up to 200 additional tests to the 500 tests specified in 5.2.6. of the original agreement, upon ProChon's request. (Some of these tests will be of the four mutations and some for each mutation separately).

4. Savyon will provide training for the use of Pronto(TM) FGFR3 (FibroTest) kit at ProChon and at any hospital lab that will use the kit at no cost.


    Date:

    For ProChon                     For Savyon Diagnostics

    Agreed and signed by:           Agreed and signed by:

    __________________              ____________________